Exhibit 4.9

TEKMIRA PHARMACEUTICALS CORPORATION

2009 Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safe-guarding of assets. The consolidated financial statements include amounts which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and meets independently with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with generally accepted auditing standards, and express their opinion on the consolidated financial statements. Their examination includes a review of the Company’s system of internal controls and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

(signed)	(signed)

Dr. Mark J. Murray	Ian C. Mortimer
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

March 17, 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Tekmira Pharmaceuticals Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada March 15, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	December 31 2009	December 31 2008

Assets
Current assets:
Cash and cash equivalents	$24,397,740	$26,218,342
Short-term investments	—	5,730,507
Accounts receivable	1,052,895	632,439
Investment tax credits receivable (note 9)	280,132	404,453
Inventory	—	174,524
Prepaid expenses and other assets	226,981	100,360

	25,957,748	33,260,625

Intangible assets (notes 4 and 6)	15,152,430	16,306,980
Property and equipment (note 7)	2,812,340	1,962,691

	$43,922,518	$51,530,296

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 17)	$5,653,827	$4,473,612
Deferred revenue (note 5)	1,162,437	459,094

	6,816,264	4,932,706
Shareholders’ equity:
Share capital (note 8)	229,426,757	229,412,230
Contributed surplus (note 4)	29,531,049	29,272,005
Deficit	(221,851,552)	(212,086,645)

	37,106,254	46,597,590

	$43,922,518	$51,530,296

Future operations (note 1)

Business acquisition (note 4)

Commitments and contingencies (notes 5(d) and 12)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

(signed)	(signed)

Daniel Kisner - Chairman	James Hudson - Director

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year ended
	December 31 2009	December 31 2008

Revenue (note 5)
Research and development collaborations	$13,831,916	$6,649,273
Licensing fees and milestone payments	596,500	5,082,303

	14,428,416	11,731,576

Expenses
Research, development and collaborations (note 9)	17,764,379	16,123,203
General and administrative	4,152,540	4,404,028
Termination and restructuring expenses (note 10)	—	3,172,544
Amortization of intangible assets (notes 4 and 7)	1,275,515	768,887
Depreciation of property and equipment	728,894	587,881

	23,921,328	25,056,543

(Loss) Income from operations	(9,492,912)	(13,324,967)

Other income and (losses)
Interest income	163,696	898,600
Impairment loss on goodwill (note 4)	—	(3,890,749)
Foreign exchange gains (losses)	(435,691)	2,056,192

Net loss and comprehensive loss	$(9,764,907)	$(14,260,924)

Weighted average number of common shares
Basic and diluted	51,629,038	40,581,748

Loss per common share
Basic and diluted	$(0.19)	$(0.35)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

Years ended December 31, 2009 and 2008

	Number of shares	Share capital	Contributed surplus	Deficit	Total shareholders’ equity

Balance, December 31, 2007	24,565,681	$195,317,270	$20,700,522	$(197,825,721)	18,192,071

Net loss	—	—	—	(14,260,924)	(14,260,924)

Stock-based compensation (note 8)	—	—	1,772,351	—	1,772,351

Issuance of common shares pursuant to exercise of options (note 8)	42,742	55,740	(25,623)	—	30,117

Issuance of common shares pursuant to acquisition of Protiva Biotherapeutics Inc. (note 4)	22,848,588	28,789,221	—	—	28,789,221

Reservation of common shares for issue on the exercise of Protiva Biotherapeutics Inc. options (note 4)	—	—	2,109,754	—	2,109,754

Issuance of common shares pursuant to private placement (note 4)	4,166,666	5,249,999	4,715,001	—	9,965,000

Balance, December 31, 2008	51,623,677	$229,412,230	$29,272,005	$(212,086,645)	$46,597,590

Net loss	—	—	—	(9,764,907)	(9,764,907)

Stock-based compensation (note 8)	—	—	265,685	—	265,685

Issuance of common shares pursuant to exercise of options (note 8)	19,261	14,527	(6,641)	—	7,886

Balance, December 31, 2009	51,642,938	$229,426,757	$29,531,049	$(221,851,552)	$37,106,254

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

	Year ended
	December 31 2009	December 31 2008

OPERATIONS
(Loss) for the period	$(9,764,907)	$(14,260,924)
Items not involving cash:
Amortization of intangible assets	1,275,515	768,887
Depreciation of property and equipment	728,894	587,881
Stock-based compensation expense (note 8(d))	265,685	1,772,351
Impairment loss on goodwill (note 4)	—	3,890,749
Foreign exchange (gains) losses arising on foreign currency cash balances	373,726	(1,749,237)
Net change in non-cash working capital (note 16)	1,635,326	(1,335,134)

	(5,485,761)	(10,325,427)

INVESTMENTS
Proceeds from (Acquisition of) short-term investments, net	5,730,507	2,606,652
Acquisition of intangible assets	(120,964)	(97,609)
Acquisition of property and equipment	(1,578,544)	(1,078,551)
Cash acquired through acquisition of Protiva
Biotherapeutics Inc., net of acquisition costs (note 4)	—	2,519,095

	4,030,999	3,949,587

FINANCING
Issuance of common share pursuant to:
Private placements (note 4)	—	9,965,000
Exercise of options	7,886	30,117
Repayment of obligations under capital leases	—	(75,688)

	7,886	9,919,429

Foreign exchange gains (losses) arising on foreign currency cash balances	(373,726)	1,749,237

Increase in cash and cash equivalents	(1,820,602)	5,292,826
Cash and cash equivalents, beginning of year	26,218,342	20,925,516

Cash and cash equivalents, end of year	$24,397,740	$26,218,342

Supplemental cash flow information

Interest paid	$—	$3,668
Fair value of shares issued to Protiva Biotherapeutics Inc. shareholders pursuant to business acquisition (note 4)	—	28,789,221
Fair value of shares reserved for the exercise of Protiva Biotherapeutics Inc. stock options (note 4)	—	2,109,754

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

1.	Basis of presentation and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation (“Inex”). Pursuant to a “Plan of Arrangement” effective April 30, 2007 the business and substantially all of the assets and liabilities of Inex were transferred to the Company. As a non-recurring related party transaction between the Company and Inex, companies under common control at the time of the Plan of Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For accounting purposes, the Company is considered to have continued Inex’s biopharmaceutical business; accordingly, these consolidated financial statements include the historical operations and changes in financial position of Inex to April 30, 2007 and those of the Company thereafter. Reference in these consolidated financial statements to “the Company” means “Inex” for the time prior to May 1, 2007.

The Company is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

These consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008 (note 4). All intercompany transactions and balances have been eliminated on consolidation.

Future operations

The success of the Company and its ability to realize the value of its non-monetary assets is dependent on obtaining the necessary regulatory approval to bring its products to market and to achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and collaborative partner funding. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

2.	Significant accounting policies

These consolidated financial statements are presented in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, contingent assets and contingent liabilities as at the end or during the reporting period. Management believes that the estimates used are reasonable and prudent, however, actual results could significantly differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of goodwill and intangible assets, the useful lives of property and equipment and intangible assets for the purpose of amortization, recognition of revenue, stock-based compensation, and the amounts recorded as accrued liabilities.

(b)	Cash and cash equivalents

Cash and cash equivalents are all highly liquid instruments with an original maturity of three months or less when purchased. Cash and cash equivalents are recorded at fair value.

(c)	Financial instrument measurement bases

The following table shows the measurement basis adopted by the Company for its financial instrument categories:

Financial instrument category	Measurement basis

Cash and cash equivalents	Held for trading
Short-term investments	Held for trading
Accounts receivable	Loans and receivables
Investment tax credits receivable	Loans and receivables
Accounts payable	Other financial liabilities

(d)	Inventory

Inventory includes materials assigned for the manufacture of products for our collaborative partners and manufacturing costs for products awaiting acceptance by our collaborative partners. Inventory is carried at the lower of cost and net realizable value. The cost of inventories includes all costs of purchase, costs of manufacturing and other costs incurred in bringing the inventories to their present location and condition.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

2.	Significant accounting policies (continued)

(e)	Property and equipment

Property and equipment is recorded at cost less impairment losses, accumulated amortization, related government grants and investment tax credits. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follows:

Rate

Laboratory equipment	5 years
Computer networks	5 years
Office equipment	2 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term. Assets held under capital leases that do not allow for ownership to pass to the Company are amortized using the straight-line method over the lease term.

(f)	Intangible assets

Intangible assets consist of medical technology and computer software.

The costs of acquiring or licensing medical technology from arm’s length third parties are capitalized. Costs are amortized on a straight-line basis over the estimated useful life of the technology.

The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Costs incurred in purchasing or developing computer software are recorded as intangible assets and are amortized over 2 to 5 years.

(g)	Impairment of long-lived assets

If management determines that the carrying value of property and equipment or medical technology exceeds the recoverable value based on undiscounted future cash flows, such assets are written down to their fair values.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

2.	Significant accounting policies (continued)

(h)	Leases and lease inducements

Leases entered into are classified as either capital or operating leases. Leases which substantially transfer all benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the purchase and financing.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Lease inducements represent leasehold improvement allowances and reduced or free rent periods and are amortized on a straight-line basis over the term of the lease and are recorded as a reduction of rent expense.

(i)	Revenue recognition

The Company earns revenue from research and development collaboration services, licensing fees and milestone payments. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values or are recognized as a single unit of accounting when relative fair values are not determinable. Non-refundable payments received under collaborative research and development agreements are recorded as revenue as services are performed and related expenditures are incurred. Non-refundable upfront license fees from collaborative licensing and development arrangements are recognized as the Company fulfills its obligations related to the various elements within the agreements, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit is being conferred. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured. Revenue earned under research and development manufacturing collaborations where the Company bears some or all of the risk of a product manufacturing failure is recognized when the purchaser accepts the product and there are no remaining rights of return. Revenue earned under research and development collaborations where the Company does not bear any risk of product manufacturing failure is recognized in the period the work is performed.

Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded on the balance sheet as deferred revenue. Revenue meeting recognition criteria but not yet received or receivable is recorded on the balance sheet as accrued revenue and classified in accounts receivable.

(j)	Research and development expenditures

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets specified criteria for deferral and amortization. No development costs have been deferred to date.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

2.	Significant accounting policies (continued)

(k)	Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options are antidilutive. Diluted income per share is based on the diluted weighted average number of common shares outstanding resulting from in-the-money stock options based on the average trading price of the Company’s shares in that period.

(l)	Government assistance

Government assistance provided for current expenses is included in the determination of income for the year, as a reduction of the expenses to which it relates. Government assistance towards the acquisition of property and equipment is deducted from the cost of the related property and equipment.

(m)	Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. The previous month’s closing rate of exchange is used to translate revenue and expense transactions. Exchange gains and losses are included in income or loss for the year.

(n)	Future income taxes

Income taxes are accounted for using the asset and liability method of accounting. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases and for loss carry-forwards. Future income tax assets and liabilities are measured using substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws or rates is included in earnings in the period that includes the substantive enactment date. When realization of future income tax assets does not meet the more-likely-than-not criterion for recognition, a valuation allowance is provided.

(o)	Economic dependence

The Company is dependent on collaborative partners for both funding and access to intellectual property. Funding from collaborative partners and credit risk associated with accounts receivable from these partners is described in notes 5 and 15 respectively.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

2.	Significant accounting policies (continued)

(p)	Stock-based compensation

The Company grants stock options to employees and directors pursuant to a share incentive plan described in note 8. Compensation expense is recorded for issued stock options using the fair value method with a corresponding increase in contributed surplus. Forfeitures of unvested options are recorded in the period in which the forfeitures occur. Any consideration received on the exercise of stock options is credited to share capital.

The fair value of stock options is typically measured at the grant date and amortized on a straight-line basis over the vesting period.

3.	Recent accounting pronouncements

(a)	Goodwill and intangible assets and financial statement concepts

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards updates for goodwill and intangible assets (CICA 3064) and for financial statement concepts (CICA 1000). CICA 3064, Goodwill and Intangible Assets replaced CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. CICA 1000, Financial Statement Concepts was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets.

The adoption of this standard did not have any impact on the Company’s net loss but did result in a reclassification of computer software costs from property and equipment to intangible assets in the amount of $1,511,232 as at December 31, 2008.

(b)	International financial reporting standards

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company has conducted a preliminary assessment of the impact of these new accounting standards on its consolidated financial statements. A detailed assessment will be conducted in 2010. Changes in accounting policies are likely and may materially impact the Company’s consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

4.	Business acquisition

On May 30, 2008, the Company completed the acquisition of 100% of the outstanding shares of Protiva Biotherapeutics, Inc. (“Protiva”), a privately owned Canadian company developing lipid nanoparticle delivery technology for small interfering RNA (“siRNA”), for $31,761,255. Concurrent with the acquisition, the Company entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc. (collectively “Roche”). Also concurrent with the acquisition, the Company completed a private placement investment of 2,083,333 newly issued common shares for $4,965,000 (US$5,000,000, US$2.40 per share) with Alnylam Pharmaceuticals, Inc. (“Alnylam”) and a private placement investment of 2,083,333 newly issued common shares for $5,000,000 (CAD$2.40 per share) with a Roche affiliate for an aggregate investment of $9,965,000. The fair value of the Company’s shares issued to Alnylam and the Roche affiliate of $5,249,999 was determined based on the weighted average closing price of the shares traded on the Toronto Stock Exchange from March 27, 2008 to April 2, 2008, being $1.26 per share and has been recorded as share capital. Based on this fair value, the share premium paid by Alnylam and the Roche affiliate was an aggregate of $4,715,001 and has been recorded as contributed surplus.

The acquisition of Protiva and related financing and other transactions were first announced by the Company on March 30, 2008 and the acquisition closed on May 30, 2008.

The primary purpose of the Protiva acquisition is to give the Company broader technology and intellectual property in the field of lipid nanoparticle delivery, including the delivery of siRNA as well as RNAi product candidates.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

4.	Business acquisition (continued)

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Protiva are consolidated with those of the Company from May 30, 2008. Total fair value of the consideration given was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

Cost of acquisition:
Common shares issued	$28,789,221
Common shares issuable upon exercise of Protiva stock options	2,109,754
Direct acquisition costs	862,280

$31,761,255

Allocated at estimated fair values:
Cash	$3,381,375
Short-term investments	8,337,159
Accounts receivable	1,148,928
Prepaid expenses and other assets	82,573
Investment tax credit receivable	275,695
Property and equipment	635,911
Medical technology	16,252,000
Goodwill	3,890,749
Accounts payable and accrued liabilities	(1,794,500)
Deferred revenue	(448,635)

$31,761,255

Cost of acquisition

The Company issued 22,848,588 common shares to acquire 100% of the outstanding shares of Protiva. The fair value of the Company’s shares has been determined based on the weighted average closing price of the shares traded on the Toronto Stock Exchange from March 27, 2008 to April 2, 2008, being $1.26 per share. The Company used the Black-Scholes option pricing model to estimate the fair value of the 1,752,294 shares reserved at the acquisition date for the exercise of assumed Protiva stock options using the following weighted average assumptions: dividend yield of 0%; risk free interest rate of 3.03%; volatility factor of the expected market price of the Company’s common stock of 131%; and a weighted average expected life of the options of six years.

Allocation of fair values

A valuation of Protiva’s property and equipment and medical technology has been completed.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

4.	Business acquisition (continued)

Allocation of fair values (continued)

The Company used the income approach and considered potential cash flows from both internal and partnered products to determine the fair value of the medical technology. The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill.

Various factors contributed to the establishment of goodwill, including: the value of Protiva’s highly skilled and knowledgeable work force as of the acquisition date; the expected revenue growth over time that is attributable to new and expanded collaborative partnerships; and the synergies expected to result from combining workforces and infrastructures.

At September 30, 2008 the Company carried out a goodwill impairment test. Based on the Company’s market capitalization as at September 30, 2008 the Company determined that the fair value of goodwill was nil and an impairment loss of $3,890,749 was recorded in the statement of operations and comprehensive income (loss).

The medical technology acquired includes licenses and intellectual property. The medical technology is being amortized on a straight-line basis over its useful life, estimated to be 16 years (note 6).

Deferred revenue of $448,635 (US$450,000) is in respect of payments received from Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) for research work not begun as at May 30, 2008.

The Company does not anticipate a future tax liability as a result of the differences between the tax values and allocated fair values of the assets, based on available tax deductions. At the time of the acquisition, Protiva had approximately $19,000,000 of unused non-capital losses available to reduce taxable income of future years and expiring between 2008 and 2027 and approximately $1,000,000 of investment tax credits available to reduce income taxes of future years expiring between 2011 and 2027. Furthermore, Protiva had Scientific Research and Experimental Development expenditures of approximately $11,500,000 available for carry-forward indefinitely against future taxable income. The potential income tax benefits relating to these future tax assets have not been recognized in the purchase price allocation as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in payments from a certain third party. Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company at the acquisition, the US$12,000,000 receivable and the related promissory notes payable are not included in the purchase equation above and are not recorded in the Company’s consolidated balance sheet.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

5.	Collaborative and Licensing Agreements

The following table sets forth revenue recognized under the licensing, collaborative and evaluation agreements:

	2009	2008

Research and development collaborations
Alnylam (a)	$8,831,250	$6,079,681
Roche (b)	4,757,842	159,465
Other RNAi collaborators (c)	242,824	359,112
Hana (d)	—	51,015

Total research and development collaborations	13,831,916	6,649,273

Alnylam licensing fees and milestone payments (a)	596,500	5,082,303

Total revenue	$14,428,416	$11,731,576

(a)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”) giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam dated August 14, 2007 (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property. Under the Alnylam Cross-License, Alnylam was required to make collaborative research payments at a minimum rate of US$2,000,000 per annum for the provision of the Company’s research staff. The research collaboration under the Alnylam Cross-License expired on August 13, 2009.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

5.	Collaborative and Licensing Agreements (continued)

Research and development collaboration with Alnylam

Up until December 31, 2008, Alnylam was making collaborative agreement payments to both Tekmira and Protiva. Effective January 1, 2009, all collaborative research with Alnylam is performed under the Alnylam Cross-License and manufacturing is performed under a manufacturing agreement (the “Alnylam Manufacturing Agreement”) dated January 2, 2009. Under the Alnylam Manufacturing Agreement the Company continues to be the exclusive manufacturer of any products required by Alnylam through to the end of phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there is a contractual minimum for the provision of staff of $11,200,000 for the three years from 2009 to 2011.

Licensing fees and milestone payments

Under the Alnylam License and Collaboration, the Company received 361,990 newly issued shares of Alnylam common stock which the Company sold for the net amount of $8,938,867 (US$7,594,619) and a subsequent cash payment of $475,720 (US$405,381) to bring the total up-front payment to $9,414,587 (US$8,000,000). Under a license agreement with the University of British Columbia (“UBC”), the Company made a milestone payment of $941,459, in respect of the up-front payment from Alnylam. In accordance with the Company’s revenue recognition policy, the up-front payment of $9,414,587 and the milestone payment to UBC of $941,459, were deferred and were amortized on a straight-line basis to revenue and expense respectively to December 31, 2008, the period over which the Company provided research support under the Alnylam License and Collaboration.

Alnylam has provided non-exclusive access to the Company’s lipid nanoparticle intellectual property to F. Hoffman-La Roche Ltd (“Roche”), Regulus Therapeutics, Inc. (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (“Takeda”). The Company is eligible to receive up to US$16,000,000 in milestones for each RNAi therapeutic advanced by Alnylam or its partners. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam. Of the US$16,000,000 potential milestone payments, US$4,500,000 relate to pre-regulatory approval milestones and US$11,500,000 relate to the milestones of regulatory approval and cumulative product sales of over US$500,000,000.

In the year ended December 31, 2009 the Company received a $596,500 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-VSP Phase 1 human clinical trial and made a related milestone payment of $58,700 (US$50,000) to UBC.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

5.	Collaborative and Licensing Agreements (continued)

Alnylam deferred revenue

At December 31, 2009, the Company had deferred research and development collaboration revenue in respect of Alnylam of $35,987 (2008 - $309,250).

(b)	Roche

On May 11, 2009 the Company announced a product development agreement with Roche (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche will pay the Company up to US$8,800,000 to support the advancement of each Roche RNAi product candidate using the Company’s SNALP technology through to the filing of an Investigational New Drug (“IND”) application. The Company is also eligible to receive up to US$16,000,000 in milestones plus royalties on product sales for each product advanced through development and commercialization based on Roche’s access to the Company’s intellectual property through Alnylam.

The Company will develop and manufacture the drug product for use in all preclinical studies under the Roche Product Development Agreement and will collaborate with Roche to conduct the preclinical testing. The agreement also provides that the Company will manufacture one batch of clinical product for a Phase 1 clinical trial.

Under the Roche Product Development Agreement Roche will pay the Company for the provision of staff and for external costs incurred. The Company is recognizing revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates will be recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received will be recorded in the Company’s balance sheet as accrued revenue or deferred revenue, as appropriate, and as at December 31, 2009 the deferred revenue balance was $792,583.

At December 31, 2009 there was one product in development under the Roche Product Development Agreement. Under the agreement, Roche may select a second product for development.

Under a separate February 11, 2009 research agreement with Roche the Company received $923,151 (US$765,000) and recognized this amount as revenue during the year ended December 31, 2009 (2008 - $nil).

(c)	Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb Company and Takeda. As at December 31, 2009 other RNAi collaborator deferred revenue was $333,867 (2008 - $149,844).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

5.	Collaborative Agreements (continued)

(d)	Agreements with Hana Biosciences, Inc. (“Hana”) and related contingent obligation

On May 6, 2006, the Company signed a number of agreements with Hana including the grant of worldwide licenses (the “Hana License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan). Under the Hana License Agreement the Company could have received up to US$29,500,000 in cash or Hana shares upon achievement of further development and regulatory milestones and is also eligible to receive royalties on product sales. On May 27, 2009, the Hana License Agreement was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. If received, these contingent payments from Hana will be transferred to contingent creditors. The contingent obligation arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired debt in exchange for contingent consideration including certain future milestone and royalty payments from Hana. The contingent creditors have no recourse to any of the Company’s assets other than milestone and royalty payments that the Company receives from Hana. As off-setting contingent assets and liabilities neither the potential milestones and royalties nor the contingent obligation are shown on the Company’s balance sheet. The balance of the contingent obligation related to the Hana milestones and royalties is not effected by the May 27, 2009 amendment to the Hana License Agreement and is US$22,835,476 as at December 31, 2009 (December 31, 2008 – US$22,835,476).

(e)	License agreement with Merck & Co., Inc. (“Merck”)

As a result of the acquisition of Protiva the Company received a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license Merck will pay up to US$17,000,000 in milestones for each product it develops using the acquired intellectual property except for the first product for which Merck will pay up to US$15,000,000 in milestones. Merck will also pay royalties on product sales. The license agreement with Merck was entered into as part of a settlement of litigation between Protiva and a Merck subsidiary.

Merck has granted a license to the Company to certain of its intellectual property.

(f)	Aradigm Corporation (“Aradigm”)

The Company entered into a licensing agreement with Aradigm on December 8, 2004 under which Aradigm licensed certain of the Company’s technology. Under this agreement, the Company is eligible to receive up to US$4,750,000 in milestone payments for each disease indication, to a maximum of two, pursued by Aradigm as well as royalties on product revenue resulting from products utilizing the licensed technology. The milestone payments are only payable twice regardless of the number of disease indications pursued.

The Company did not receive any milestone payments from Aradigm during the year ended December 31, 2009 (2008 – nil).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

6.	Intangible assets

December 31, 2009	Cost	Accumulated amortization	Net book value

Medical technology (note 4)	$16,252,000	$(1,608,271)	$14,643,729
Computer software	1,632,196	(1,123,495)	508,701

	$17,884,196	$(2,731,766)	$15,152,430

December 31, 2008	Cost	Accumulated amortization	Net book value

Medical technology (note 4)	$16,252,000	$(592,521)	$15,659,479
Computer software	1,511,232	(863,731)	647,501

	$17,763,232	$(1,456,252)	$16,306,980

The medical technology acquired from Protiva (note 4) is being amortized on a straight-line basis over its useful life, estimated to be 16 years.

7.	Property and equipment

2009	Cost	Accumulated depreciation and impairment	Net book value

Laboratory equipment	$7,352,191	$6,116,631	$1,235,560
Leasehold improvements	5,671,752	4,377,986	1,293,766
Computer networks	1,055,145	814,435	240,710
Office equipment	561,338	540,758	20,580
Furniture and fixtures	662,242	640,518	21,724

	$15,302,668	$12,490,328	$2,812,340

2008	Cost	Accumulated depreciation and impairment	Net book value

Laboratory equipment	$6,966,852	$5,703,814	$1,263,038
Leasehold improvements	5,699,816	5,473,402	226,414
Computer networks	1,301,727	939,516	362,211
Office equipment	558,274	479,156	79,118
Furniture and fixtures	662,242	630,332	31,910

	$15,188,911	$13,226,220	$1,962,691

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

8.	Share capital

(a)	Authorized

The Company’s authorized share capital consists of an unlimited number of common and preferred shares without par value.

(b)	Stock-based compensation

Under the Company’s stock option plan the Board of Directors may grant options to employees and directors. The exercise price of the options is determined by the Company’s Board of Directors but will be at least equal to the closing market price of the common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted generally vest over three years for employees and immediately for directors.

Concurrent with the announcement of the acquisition of Protiva on March 28, 2008, the Company’s Board approved the accelerated vesting of all options outstanding under the Company’s 1996 Share Option Plan such that all options outstanding at that date became fully vested and exercisable. Any stock based compensation expense not yet recognized with respect to the options with accelerated vesting was recognized on May 30, 2008, the date that Protiva was acquired.

On May 28, 2008 and on May 12, 2009, the shareholders of the Company approved increases to the number of shares reserved for issuance under the Company’s 1996 Stock Option Plan of 1,487,000 and 1,331,000, respectively, thereby increasing the maximum common shares available under the plan to 5,846,276 of which 2,104,604 common shares remain available for future allocation as at December 31, 2009.

On May 30, 2008, as a condition of the acquisition of Protiva (note 4), the Company reserved 1,752,294 common shares for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of $0.30, are fully vested, expire at various dates from November 19, 2010 to March 1, 2018 and upon exercise each option will be converted into approximately 3.3758 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva). To December 31, 2009, none of the Protiva Options had been exercised, forfeited or cancelled. The Protiva Options are not part of the Company’s 1996 Stock Option Plan and the Company is not permitted to grant any further Protiva Options.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

8.	Share capital (continued)

(b)	Stock-based compensation (continued)

The following table sets forth outstanding options under the Company’s 1996 Stock Option Plan:

	Number of optioned common shares	Weighted average exercise price

Balance, December 31, 2007	2,613,495	$3.48

Options granted	2,634,950	0.85
Options exercised	(42,742)	0.70
Options forfeited, cancelled or expired	(617,277)	1.59

Balance, December 31, 2008	4,588,426	2.25

Options granted	13,200	0.97
Options exercised	(19,261)	0.41
Options forfeited, cancelled or expired	(254,225)	6.18

Balance, December 31, 2009	4,328,140	$2.02

Options under the 1996 Stock Option Plan expire at various dates from May 28, 2010 to August 30, 2019.

The following table summarizes information pertaining to stock options outstanding at December 31, 2009 under the Company’s 1996 Stock Option Plan:

		Options outstanding December 31, 2009		Options exercisable December 31, 2009
Range of Exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price

$0.30 to $0.56	797,900	8.9	$0.34	451,678	$0.35
$0.60 to $0.95	1,101,077	7.1	0.71	897,890	0.67
$1.07 to $1.12	1,446,496	7.9	1.11	1,438,143	1.11
$1.18 to $1.78	474,679	6.5	1.34	474,679	1.34
$2.08 to $4.00	26,650	7.2	2.28	26,650	2.28
$7.60 to $14.10	481,338	2.3	11.18	481,338	11.18

$0.30 to $14.10	4,328,140	7.1	$2.02	3,770,378	$2.24

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

8.	Share capital (continued)

(b)	Stock-based compensation (continued)

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model. The weighted average option pricing assumptions and the resultant fair values are as follows:

	2009	2008

Dividend yield	0.0%	0.0%
Expected volatility	144.0%	123.2%
Risk-free interest rate	2.5%	2.8%
Expected average option term	5.0 years	7.2 years
Fair value of options granted	$0.87	$0.77

The Company has recorded compensation expense for stock-based compensation awarded to employees and calculated in accordance with the fair value method of $265,685 (2008 - $1,772,351).

9.	Government grants and refundable investment tax credits

Government grants and refundable investment tax credits have been netted against research and development expenses.

Government grants for the year ended December 31, 2009 include $775,292 in funding from the US Army Medical Research Institute for Infectious Diseases (2008 - $239,031).

The Company’s estimated claim for refundable Scientific Research and Experimental Development investment tax credits for the year ended December 31, 2009 is $139,502 (claim for year ended December 31, 2008 - $128,758). Investment tax credits receivable as at December 31, 2008 of $404,453 include $275,695 earned by Protiva prior to being acquired by the Company and losing its Canadian Controlled Private Corporation tax status.

10.	Termination and restructuring expenses

In May 2008, as a condition of closing the business combination with Protiva (note 4) the employment contract of the Company’s previous Chief Executive Officer was terminated and an expense of $1,984,266 was recorded. The termination sum is being paid out as salary continuance and $608,550 remained unpaid as at December 31, 2009 (December 31, 2008 - $1,484,757).

In October 2008, as part of the integration of the operations of Tekmira and Protiva, the Company completed a restructuring that resulted in a reduction in workforce of 15 employees. The Company recorded an expense of $1,188,278 in respect of these 15 employees in accordance with EIC 134 – Accounting for Severance and Termination Benefits. As at December 31, 2009 a balance of $5,284 remained unpaid (December 31, 2008 - $235,393).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

11.	Income taxes

Income tax (recovery) expense varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 30.0% (2008 – 31.0%) to loss before income taxes as shown in the following table:

	2009	2008

Computed taxes (recoveries) at Canadian federal and provincial tax rates	$(2,929,472)	$(4,420,886)
Difference due to change in enacted tax rates	635,462	237,731
Permanent and other differences	927,938	(200,276)
Change in valuation allowance	1,366,072	4,383,431

Income tax (recovery) expense	$—	$—

As at December 31, 2009, the Company has investment tax credits available to reduce Canadian federal income taxes of $5,304,810 (2008 - $3,193,999) and provincial income taxes of $2,781,784 (2008 - $1,425,686) and expiring between 2011 and 2029. At December 31, 2009, the Company has scientific research and experimental development expenditures of $27,483,678 (2008 - $20,301,032) available for indefinite carry-forward and $23,758,157 (23,868,051) of net operating losses due to expire between 2015 and 2029 and which can be used to offset future taxable income in Canada.

Significant components of the Company’s future tax assets as of December 31 are shown below:

	2009	2008

Future tax assets:
Non-capital loss carry-forwards	$5,940,000	$6,206,000
Research and development deductions	6,871,000	5,278,000
Book amortization in excess of tax	3,436,000	4,217,000
Share issue costs	213,000	292,000
Tax value in excess of accounting value in investment	—	24,000
Revenue recognized for tax purposes in excess of revenue recognized for accounting purposes	291,000	113,000
Tax value in excess of accounting value in lease inducements	124,000	—
Provincial investment tax credits	629,000	301,000

Total future tax assets	17,504,000	16,431,000

Future tax liability:
Accounting value in excess of tax value in intangible assets	(3,580,000)	(3,981,000)

	13,924,000	12,450,000
Valuation allowance	(13,924,000)	(12,450,000)

Net future tax assets	$—	$—

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

11.	Income taxes (continued)

Under a Plan of Arrangement (Note 1) completed on April 30, 2007, Inex’s non-capital losses and scientific research and experimental development pool of undeducted expenditures as well as the federal non-refundable investment tax credits generated from the business through April 30, 2007 are not available to the Company. The balances at December 31, 2009 represent the balances available to the Company.

The potential income tax benefits relating to the future tax assets shown in the table have not been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2009 and 2008.

12.	Commitments and contingencies

(a)	Effective July 29, 2009 the Company signed an amendment to the operating lease for its laboratory and office premises. The amended lease expires in July 2014 but the Company has the option to extend the lease to 2017 and then to 2022 and then to 2027. The amended lease includes a signing incentive payment. In accordance with the Company’s accounting policy the signing incentive payment will be amortized on a straight-line basis over the term of the amended lease.

Following the lease amendment the minimum commitment, contracted sub-lease income and net commitment for rent and estimated operating costs, are as follows:

	Lease commitment	Sub-lease income	Net commitment

Year ended December 31, 2010	$1,410,000	$(244,000)	$1,166,000
Year ended December 31, 2011	1,410,000	(244,000)	1,166,000
Year ended December 31, 2012	1,410,000	(234,000)	1,176,000
Year ended December 31, 2013	1,410,000	—	1,410,000
Year ended December 31, 2014	823,000	—	823,000

	$6,463,000	$(722,000)	$5,741,000

The Company has netted $191,376 of sub-lease income against lease expense in the year ended December 31, 2009 (2008 - $208,518).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

12.	Commitments and contingencies (continued)

(b)	The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at December 31, 2009, a cumulative contribution of $3,701,571 (2008 - $3,701,571) has been received under this agreement. The Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties on the share of future product revenue, if any, for Marqibo that is received by the Company. To December 31, 2009, the Company has not made any royalty payments to TPC.

(c)	The Company has a contingent liability of US$12,000,000 in regard to certain promissory notes and has a related, equal and offsetting contingent asset receivable from a third party as described in note 4.

13.	Related party transactions

Research, development and collaborations expenses in the year ended December 31, 2009 include $44,415 of contract research costs, measured at the cash amount and incurred in the normal course of operations with a vendor whose Chief Executive Officer is also a director of the Company (December 31, 2008 - $nil). There was no balance in accounts payable and accrued liabilities at December 31, 2009 in respect of this vendor (December 31, 2008 - $nil).

14.	Capital Disclosures

The Company’s board of directors’ (“Board”) policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management defines capital as the Company’s total shareholders’ equity. To maintain the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or structure collaborative and license agreements in a particular way. The Company has not yet attained sustainable profitable operations, therefore the Board does not establish quantitative return on capital criteria for management.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

14.	Capital Disclosures (continued)

As of December 31, 2009 and December 31, 2008, the Company’s capital structure was as follows:

	December 31 2009	December 31 2008	Change

Total equity	$37,106,254	$46,597,590	(20)%

In the year ended December 31, 2009, total equity decreased 20% compared to December 31, 2008 due to an increase in deficit. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

15.	Financial Instruments and Financial Risk

Credit Risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. The account receivable from Alnylam Pharmaceuticals, Inc. (“Alnylam”) as at December 31, 2009 was $398,658 and represents 38% of total accounts receivable as at that date (December 31, 2008 - $393,830 and 62%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was the accounts receivable balance of $1,052,895 (December 31, 2008 - $632,439).

The aging of accounts receivable at the reporting date was:

	December 31 2009	December 31 2008

Current	$898,859	$632,439
Past due 0-30 days	154,036	—
Past due more than 30 days	—	—

	$1,052,895	$632,439

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

15.	Financial Instruments and Financial Risk (continued)

Liquidity Risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, for example payments to suppliers. The Company ensures sufficient liquidity through the management of net working capital and cash balances.

The Company’s liquidity risk is primarily attributable to its cash and cash equivalents. The Company limits exposure to liquidity risk on its liquid assets through maintaining its cash and cash equivalent deposits with high-credit quality financial institutions. Due to the nature of these investments, the funds are available on demand to provide optimal financial flexibility.

The Company believes that its current sources of liquidity are sufficient to cover its likely applicable short term cash obligations. The Company’s financial obligations include accounts payable and accrued liabilities which generally fall due within 45 days.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments funds available less accounts payable and accrued liabilities.

	December 31 2009	December 31 2008

Cash, cash equivalents and short term investments	$24,397,740	$31,948,849
Less: Accounts payable and accrued liabilities	(5,653,827)	(4,473,612)

	$18,743,913	$27,475,237

Foreign currency risk

The Company’s revenues and operating expenses are denominated in both Canadian and US dollars so the results of the Company’s operations are subject to currency transaction risk and currency translation risk.

The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the Company’s income or loss and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company manages its US dollar exchange rate risk by using cash received from US dollar revenues to pay US dollar expenses and by limiting its holdings of US dollar cash and cash equivalent balances to working capital levels. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

15.	Financial Instruments and Financial Risk (continued)

Foreign currency risk (continued)

The Company’s exposure to US dollar currency risk expressed in Canadian dollars was as follows:

	December 31 2009	December 31 2008

Cash and cash equivalents	$293,027	$1,649,187
Accounts receivable	520,892	540,527
Accounts payable and accrued liabilities	(1,765,874)	(1,006,854)

	$(951,955)	$1,182,860

A 10% strengthening of the Canadian dollar against the US dollar at December 31, 2009 would have decreased losses for the year ending December 31, 2009 by $121,996. A 10% weakening of the Canadian dollar against the US dollar at December 31, 2009 would have increased losses for the same period by $121,996. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company invests its cash reserves in bankers’ acceptances and high interest savings accounts issued by major Canadian banks. The Company’s audit committee approves a list of acceptable investments on a quarterly basis. A 100 basis point decrease in the interest rate would have resulted in the Company earning no interest and an increase in net losses of $163,696 for the year ended December 31, 2009. A 100 basis point increase in interest rates would have resulted in a decrease in net losses of $241,232.

At December 31, 2009, the Company’s cash equivalents held in bankers’ acceptances and high interest savings accounts bore a weighted average interest rate of 0.4% (2008 – 1.7%).

Fair values

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, investment tax credits receivable, accounts payable and promissory notes.

The carrying values of cash and cash equivalents and short-term investments are recorded at fair value. The carrying values of accounts receivable, investment tax credits receivable and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Years ended December 31, 2009 and 2008

16.	Net change in non-cash working capital items

	2009	2008

Accounts receivable	$(420,456)	$2,310,444
Investment tax credits receivable	124,321	(102,574)
Inventory	174,524	38,495
Prepaid expenses and other assets	(126,621)	91,367
Accounts payable and accrued liabilities	1,180,215	923,691
Deferred revenue	703,343	(4,596,557)

	$1,635,326	$(1,335,134)

17.	Supplementary information

Accounts payable and accrued liabilities is comprised of the following:

	2009	2008

Trade accounts payable	$2,090,672	$619,912
Research and development accruals	1,246,053	485,145
Professional fee accruals	548,551	551,972
Executive termination cost accrual	608,550	1,484,757
Restructuring cost accruals	40,283	235,393
Executive bonus accrual	—	80,357
Deferred lease inducements	495,229	283,334
Other accrued liabilities	624,489	732,742

	$5,653,827	$4,473,612